Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three Months
	Ended March 31,
	2018		2017
Net income (loss)
Net income from continuing operations		$587		$345
Net income (loss) from discontinued operations		2,388		(728)
Net income (loss)		2,975		(383)
Class A Unit Holders (ownership percentage)	x	99%	x	99%
Net income (loss) allocable to Class A Unit Holders		$2,945		$(379)
Weighted average Class A Units outstanding		22,200		11,100
Net income from continuing operations per Class A Unit		0.03		0.03
Net income (loss) from discontinued operations per Class A Unit		0.11		(0.07)
Net income (loss) per Class A Unit		$0.13		$(0.03)